

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

Sebastián Kanovich
Chief Executive Officer
DLocal Limited
Dr. Luis Bonavita 1294
Montevideo Uruguay 11300

Re: DLocal Limited
Draft Registration Statement on Form F-1
Submitted September 15, 2021
CIK No. 0001846832

Dear Mr. Kanovich:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services